July 20, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	John Stickel

Re:	Pangaea Logistics Solutions Ltd.
Registration Statement of Form S-1 (File No. 333-201881)
Acceleration Request

Requested Date: July 22, 2015

Requested Time: 4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pangaea Logistics Solutions Ltd. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-201881) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) (the “Registration Statement Acceleration Request”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Willkie Farr & Gallagher LLP, by calling Robert Rizzo at (212) 728-8162 or Hania Masud at (212) 728-8879.

In connection with the acceleration request, the Company hereby acknowledges that:

•
should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement on Form S-1 effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]
* * * *

Sincerely,
PANGAEA LOGISTICS SOLUTIONS LTD.
Anthony Laura
Chief Financial Officer

cc:	Robert A. Rizzo

Hania Masud